UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-34956
CONN’S, INC.
NASDAQ Stock Market, LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
3295 College Street
Beaumont, Texas 77701
(409) 832-1696

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Transferable Subscription Rights (CONNR)

(Description of Securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d202(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.13d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Conn’s, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 24, 2010	By	/s/ Michael J. Poppe	Executive Vice President and Chief Financial Officer

Date		Name: Michael J. Poppe	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.